                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   ----------


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             BOX HILL SYSTEMS CORP.
--------------------------------------------------------------------------------
                              (NAME OF THE ISSUER)


                     COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    10316R108
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                                  PHILIP BLACK
                             BOX HILL SYSTEMS CORP.
                           161 AVENUE OF THE AMERICAS
                               NEW YORK, NY 10013
                                 (212) 989-4455
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 APRIL 29, 1999
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 13 Pages)

                         (Continued on following pages)


                                       1.

-------------------                                  ---------------------------
CUSIP NO. 10316R108                    13D           Page 2 of 13 Pages
-------------------                                  ---------------------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          ARTECON, INC.
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS
          N/A
--------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
--------- ----------------------------------------------------------------------
        NUMBER            7      SOLE VOTING POWER
          OF                             -0-
        SHARES          ------- ------------------------------------------------
     BENEFICIALLY         8     SHARED VOTING POWER
       OWNED BY                         7,705,059
       REPORTING        ------- ------------------------------------------------
        PERSON            9     SOLE DISPOSITIVE POWER
         WITH                           -0-
                        ------- ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                        -0-
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,705,059
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES[ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          53.7%*
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON     CO
--------- ----------------------------------------------------------------------

* Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and based on 14,361,328 shares of Issuer Common Stock outstanding on April 29, 1999.



                                       2.

ITEM 1.  SECURITY AND THE ISSUER

        (a)    TITLE OF SECURITY:

               Common Stock, $.01 par value per share.

        (b)    NAME OF THE ISSUER:

               Box Hill Systems Corp., a New York corporation.

        (c) THE ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

               161 Avenue of the Americas
               New York, NY 10013

ITEM 2.  IDENTITY AND BACKGROUND

               (a) This statement is filed by Artecon, Inc., a Delaware corporation ("Artecon"). Artecon is principally in the business of design, manufacture, marketing and support of high performance data storage systems for open systems network applications.

               (b) The address of the principal business offices of Artecon is 6305 El Camino Real, Carlsbad, California 92009-1606.

               (c) Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of Artecon's executive officers and directors and the name, principal business and address of any corporation or other organization in which employment is conducted.

               (d) During the last five years, there have been no criminal proceedings against Artecon, or, to the best knowledge of Artecon, any of the other persons with respect to whom information is given in response to this Item 2.

               (e) During the last five years, neither Artecon nor, to the best knowledge of Artecon, any of the other persons with respect to whom information is given in response to this Item 2, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) To the best knowledge of Artecon, all of the directors and executive officers of Artecon named in Schedule I to this Schedule 13D are citizens of the United States.



                                       3.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               To facilitate the Merger (as defined in Item 4 below), certain stockholders of the Issuer have entered into "Voting Agreements" with Artecon as described in Item 4. These Voting Agreements do not contemplate a purchase of the Common Stock of the Issuer by Artecon.

ITEM 4.  PURPOSE OF THE TRANSACTION

               (a) - (b) Pursuant to that certain Agreement and Plan of Merger dated as of April 29, 1999 (the "Merger Agreement"), among Artecon, the Issuer and BH Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Issuer ("Merger Sub"), and subject to the conditions set forth therein (including any required regulatory approval and the approval of the stockholders of the Issuer and Artecon), Merger Sub will be merged with and into Artecon (the "Merger") and Artecon will become a wholly owned subsidiary of the Issuer. Each share of Common Stock of Artecon outstanding immediately prior to the effective time of the Merger will be converted into 0.40 (the "Exchange Rate") fully paid and non-assessable shares of Common Stock of the Issuer (the "Merger Shares"). In addition, each share of Preferred Stock of Artecon outstanding immediately prior to the effective time of the Merger will be converted into the right to receive that number of fully paid and non-assessable shares of Common Stock of the Issuer as is determined by dividing (x) the number obtained by dividing (1) $4,988,318 by (2) the closing sales price per share of Common Stock of the Issuer as traded on the New York Stock Exchange Composite Transactions Tape on the last trading day immediately preceding the closing of the Merger, by (y) 2,494,159. Outstanding options to purchase Artecon common stock will be assumed by Box Hill in the Merger and will become options to purchase Company Common Stock. The exercise price and number of shares underlying such option will be adjusted to give effect to the Exchange Rate. In addition, under the terms of the Merger Agreement, effective upon consummation of the Merger, the Issuer will amend its certificate of incorporation pursuant to a Certificate of Amendment to change its name to a name to be mutually agreed upon between the Issuer and Artecon and establish a classified board of directors.

               In addition to the approvals of the shareholders of Artecon and the Issuer of the Merger, the consummation of the Merger is subject to customary closing conditions as well as certain regulatory approvals. The parties anticipate the Merger to close by the third quarter of 1999.

               The Merger Agreement may be terminated by the Issuer or Artecon under certain circumstances. If the Merger Agreement is terminated by the Issuer or Artecon pursuant to Section 7.1(e) therein, Artecon will pay the Issuer a cash fee equal to 120% of all out-of-pocket expenses and fees (including, without limitation, fees and expenses payable to all investment banking firms structuring the Merger and related transactions and all reasonable fees and expenses of counsel, accountants, experts and consultants to the Issuer and Merger Sub)



                                       4.

          incurred or accrued by the Issuer and Merger Sub in connection with the negotiation, preparation, execution and performance of the Merger Agreement (not to exceed, in the aggregate, $2,500,000). If the Merger Agreement is terminated by the Issuer or Artecon pursuant to Section 7.1(d) therein, the Issuer will pay Artecon a cash fee equal to 120% of all out-of-pocket expenses and fees (including, without limitation, fees and expenses payable to all investment banking firms structuring the Merger and related transactions and all reasonable fees and expenses of counsel, accountants, experts and consultants to Artecon) incurred or accrued by Artecon in connection with the negotiation, preparation, execution and performance of the Merger Agreement (not to exceed, in the aggregate, $2,500,000).

               If the Merger Agreement is terminated by Artecon pursuant to
          Section 7.1(f)(i) therein, or by the Issuer pursuant to Section 7.1(i) therein, the Issuer will pay to Artecon a nonrefundable fee in the amount of $2,500,000. If the Merger Agreement is terminated by the Issuer pursuant to Section 7.1(f)(ii) therein, or by Artecon pursuant to Section 7.1(h) therein, Artecon shall pay to the Issuer a nonrefundable fee in the amount of $2,500,000.

               The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit
          99.1 to this Schedule 13D and incorporated herein in its entirety by reference.

               Each of Benjamin Monderer, as individual, Benjamin Monderer as trustee for Monderer 1999 GRAT u/a/d March 1999, and Mark A. Mays (individually, a "Voting Agreement Stockholder" and, collectively, the "Voting Agreement Stockholders") has entered into a Voting Agreement dated as of April 29, 1999 (individually, a "Voting Agreement" and, collectively, the "Voting Agreements") with Artecon. The number of shares of Common Stock of the Issuer beneficially owned by each of the Voting Agreement Stockholders is set forth on Schedule II to this
          Schedule 13D. Pursuant to Section 1 of the Voting Agreements, the Voting Agreement Stockholders have agreed to cause all shares of Common Stock of the Issuer over which such person has voting power or control (the "Subject Shares") to be voted in favor of (i) the approval of the issuance of the Merger Shares, (ii) the approval and adoption of the Merger Agreement and approval of the Merger, (iii) approval of the Certificate of Amendment, and (iv) any matter that could reasonably be expected to facilitate the Merger. In addition, each Voting Agreement Stockholder has agreed not to enter into any agreement or understanding with any person to vote or give instructions in any manner inconsistent with the foregoing.

               Pursuant to Section 2 of the Voting Agreements, the Voting Agreement Stockholders also executed and delivered to Artecon irrevocable proxies to vote the Subject Shares in favor of the approval of the issuance of the Merger Shares and the approval of the Merger Agreement, the Merger, the Certificate of Amendment and any other matter that could reasonably be expected to facilitate the Merger.



                                       5.

               The foregoing summary of the Voting Agreements is qualified in its entirety by reference to the form of Voting Agreement included as
          Exhibit 99.2 to this Schedule 13D and incorporated herein in its entirety by reference.

               (c) Not applicable.

               (d) As a result of the Merger, the Issuer's Certificate of Incorporation and Bylaws will be amended to provide for a classified Board of Directors whereby the directors of the Issuer will be separated into three classes, with the members of each class serving for a three-year term. The first class of directors ("Class I") will consist of Norman Farquhar, a current director of Artecon (or another outside director chosen by Artecon), and Philip Black, a current director of the Issuer; the Class I directors will serve until the 2000 annual meeting of stockholders of the Issuer. The second class of directors ("Class II") will consist of Chong Sup Park, a current director of Artecon (or another outside director chosen by Artecon), Benjamin Monderer, a current director of the Issuer, and Benjamin Brussel, a current director of the Issuer (or another outside director chosen by the Issuer); the Class II directors will serve until the 2001 annual meeting of stockholders of the Issuer. The third class of directors ("Class III") will consist of W. R. Sauey (who will act as Chairman of the Board) and James L. Lambert, each a current director of Artecon, and Carol Turchin, a current director of the Issuer; the Class III directors will serve until the 2002 annual meeting of stockholders of the Issuer.

               In addition, as a result of the Merger:

               James L. Lambert, the current President and Chief Executive Officer of Artecon, will become the Co-Chief Executive Officer, President and Chief Operating Officer of the Issuer;

               Philip Black, the current Chief Executive Officer of the Issuer, will become the Co-Chief Executive Officer and Executive Vice President-International Sales of the Issuer;

               Dana Kammersgard, the current Vice President, Engineering and Secretary of Artecon, will become the Chief Technical Officer of the Issuer;

               Carol Turchin, the current Executive Vice President of the Issuer, will become the Executive Vice President, Sales of the Issuer;

               Benjamin Monderer, the current Chairman of the Board and President of the Issuer, will become the Executive Vice President, Technology Services/Engineering Applications of the Issuer; and

               Mark Mays, the current Secretary and a Vice President of the Issuer, will become Secretary of the Issuer.

               (e) See Item 4(a) above.



                                       6.

               (f) Upon consummation of the Merger, Artecon will become a wholly owned subsidiary of the Issuer.

               (g) Upon approval of the Merger Agreement and the Merger by the stockholders of the Issuer, the Certificate of Incorporation of the Issuer shall be amended to change the name of the Issuer to a name mutually agreed upon by the Issuer and Artecon, and the Certificate of Incorporation and Bylaws of the Issuer shall be amended to provide for a classified Board of Directors whereby the directors shall be separated into three classes, with the members of each class serving for a three-year term (as described in Item 4(d) above).

               (h) Not applicable.

               (i) Not applicable.

               (j) Other than as described above, Artecon has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of this Schedule 13D (although Artecon reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

               (a) - (b) As a result of the Voting Agreements, Artecon has shared power to vote an aggregate of 7,705,059 shares of Common Stock of the Issuer for the limited purposes described in Item 4 above. Such shares constitute approximately 53.7% of the issued and outstanding shares of Common Stock of the Issuer as of April 29, 1999.

               To Artecon's knowledge, no shares of Common Stock of the Issuer are beneficially owned by any of the persons named in Schedule I, except for such beneficial ownership, if any, arising solely from the Voting Agreements.

               Set forth in Schedule III to this Schedule 13D is the name of and certain information regarding each person or entity with whom Artecon shares the power to vote or to direct the vote or to dispose or direct the disposition of Common Stock of the Issuer.

               During the past five years, to Artecon's knowledge, no person named in Schedule III to this Schedule 13D, has been convicted in a criminal proceeding.

               During the past five years, to Artecon's knowledge, no person named in Schedule III to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

               To Artecon's knowledge, all persons named in Schedule III to this
          Schedule 13D are citizens of the United States.



                                       7.

               (c) Neither Artecon nor, to Artecon's knowledge, any person named in Schedule I, has effected any transaction in Common Stock of the Issuer during the past 60 days.

               (d) Not applicable.

               (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               In connection with the Merger Agreement, James L. and Pamela Lambert, Dana Kammersgard, W. R. Sauey, Flambeau Corporation, Flambeau Products Corporation, Seats, Inc., the W.R. and Floy A. Sauey Grandparents Trust, Jason C. Sauey, Chong Sup Park, Maxtor Corporation, Brian D. Fitzgerald, CP Acquisition L.P. No. 4A, CP Acquisition L.P. No. 4B, Capital Partners, Inc., FGS, Inc., Norman R. Farquhar and William J. Filip (each an "Affiliate") will be requested to enter into Affiliate Agreements with the Issuer. Pursuant to
          Section 2 thereof, each Affiliate will agree that such Affiliate will not dispose of the shares of the Issuer's Common Stock received by such Affiliate as a result of the Merger unless at the time of such transfer (i) the Issuer shall have published financial results covering at least 30 days of post-merger combined operations of the Company and Issuer, and (ii) either (A) such transfer shall be in conformity with the provisions of Rule 145 under the Securities Act of 1933, as amended (the "Act") (or any successor rule then in effect) or
          (B) a registration statement under the Act covering the proposed offer, sale, pledge, transfer or other disposition shall be effective under the Act.

               Other than as described in the foregoing paragraph and in Item 4 above, to Artecon's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

          99.1 Agreement and Plan of Merger dated as of April 29, 1999 by and among Box Hill Systems Corp., BH Acquisition Corp. and Artecon, Inc.

          99.2 Form of Voting Agreement dated as of April 29, 1999 by and between Artecon, Inc. and each of Benjamin Monderer, as individual, Benjamin Monderer as trustee for Monderer 1999 GRAT u/a/d March 1999 and Mark A. Mays.



                                       8.

          99.3 Form of Affiliate Agreement to be entered into by and between Box Hill Systems Corp. and each of James L. and Pamela Lambert, Dana Kammersgard, W. R. Sauey, Flambeau Corporation, Flambeau Products Corporation, Seats, Inc., the W.R. and Floy A. Sauey Grandparents Trust, Jason C. Sauey, Chong Sup Park, Maxtor Corporation, Brian
               D. Fitzgerald, CP Acquisition L.P. No. 4A, CP Acquisition L.P. No. 4B, Capital Partners, Inc., FGS, Inc., Norman R. Farquhar and William J. Filip.



                                       9.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            May 7, 1999
                                            ------------------------------------
                                            (Date)

                                            ARTECON, INC.,
                                            a Delaware corporation


                                            By: /s/ JAMES L. LAMBERT
                                               ---------------------------------
                                               James L. Lambert
                                               President and Chief Executive
                                               Officer



                                      10.

                                   SCHEDULE I

                EXECUTIVE OFFICERS AND DIRECTORS OF ARTECON, INC.

NAME                                        PRINCIPAL OCCUPATION OR EMPLOYMENT
----                                        ----------------------------------
W. R. Sauey                                 Chairman of the Board and Director

James L. Lambert                            President, Chief Executive Officer and Director

Norman R. Farquhar                          Director

William J. Filip                            Director

Brian D. Fitzgerald                         Director

Chong Sup Park                              Director

Jason Sauey                                 Director

Dana Kammersgard                            Vice President, Engineering and Secretary


All individuals in the above table are employed at, or retained as directors by, Artecon, Inc., 6305 El Camino Real, Carlsbad, California 92009-1606.



                                      11.

                                   SCHEDULE II

                                                                          PERCENTAGE OF OUTSTANDING
                                        NUMBER OF SHARES OF ISSUER         SHARES OF ISSUER COMMON
VOTING AGREEMENT STOCKHOLDER          COMMON STOCK BENEFICIALLY OWNED    STOCK AS OF APRIL 29, 1999*
----------------------------          -------------------------------    ---------------------------
Benjamin Monderer                               2,476,753                            17.2%
Benjamin  Monderer  as  ttee  for  the          2,476,653                            17.2%
Monderer 1999 GRAT u/a/d March 1999
Mark A. Mays                                    2,751,653                            19.6%
TOTAL                                           7,705,059


* Based upon 14,361,328 shares of Issuer Common Stock outstanding on April 29, 1999



                                      12.

                                  SCHEDULE III

NAME                              PRINCIPAL OCCUPATION OR EMPLOYMENT
----                              ----------------------------------
Benjamin Monderer                 Chairman of the Board, President and Chief Technical Officer
Mark A. Mays                      Vice President, Secretary and Director
Benjamin Monderer as trustee
for the Monderer 1999 GRAT
u/a/d March 1999


Benjamin Monderer and Mark Mays are employed at Box Hill Systems Corp., 161 Avenue of the Americas, New York, NY 10013.



                                      13.

                                  EXHIBIT INDEX



EXHIBIT        DESCRIPTION OF DOCUMENT
-------        -----------------------
99.1           Agreement and Plan of Merger dated as of April 29, 1999 by and among Box Hill Systems Corp., BH Acquisition Corp. and Artecon,
               Inc.*

99.2 Form of Voting Agreement dated as of April 29, 1999 by and between Artecon, Inc. and each of Benjamin Monderer, Benjamin
               Monderer as trustee for the Monderer 1999 GRAT u/a/d March 1999 and Mark A. Mays.*

99.3           Form of Affiliate Agreement to be entered into by and between Box
               Hill Systems Corp. and each of James L. and Pamela Lambert, Dana
               Kammersgard, W. R. Sauey, Flambeau Corporation, Flambeau Products
               Corporation, Seats, Inc., the W.R. and Floy A. Sauey Grandparents
               Trust, Jason C. Sauey, Chong Sup Park, Maxtor Corporation, Brian
               D. Fitzgerald, CP Acquisition L.P. No. 4A, CP Acquisition L.P.
               No. 4B, Capital Partners, Inc., FGS, Inc., Norman R. Farquhar and
               William J. Filip.

----------

* Incorporated by reference from Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 7, 1999.



                                       1.